SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 10, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   April 10, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@TanzanianRoyaltyExploration.com Website: www.TanzanianRoyaltyExploration.com	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Tel: (604) 669-5598 Fax: (604) 669-8915

News Release -  April 10, 2006

Tanzanian President Jacaya Kikwete Speaks on the Tanzanian

Minerals Industry In Pretoria, South Africa

Tanzanian President Jacaya Kikwete played the leading role in the Government of Tanzania as Minister of Energy and Minerals in the early 1990s in opening his country to foreign direct investment in the mining sector and in encouraging international companies to make long-term investment commitments to his country.

That initiative has attracted many companies and yielded significant benefits for them and the people of Tanzania. But, as the President has indicated in his latest speech, it is important for companies to abide by all contracts undertaken and to adhere to the laws of Tanzania. This includes, of course, the payment of all appropriate taxes and the pursuit of all legal and ethical actions that combine to demonstrate good corporate citizenship.

Our company supports the President’s stand. We see it as a fundamental pillar of our governance approaches that we demonstrate a solid long-term commitment to the peoples of the countries in which we operate and that this comprehensively include adherence to all of their laws and fiscal regulations.  We are proud of our relationship with the peoples of Tanzania and of the excellent ties that have been forged with the government that reflect our commitment to the highest standards of business ethics.

We interpret the President's most recent comments as being supportive of international investment and the activities of mineral exploration and production companies that act as we do in full accord with the laws of Tanzania.  We believe that companies that take this approach will benefit in Tanzania.

President Kikwete’s remarks under the headline “Fairness in Mining Guaranteed –JK” can be reviewed on the web at: http://www.ippmedia.com/ipp/guardian/2006/04/08/63820.html

Respectfully submitted,

James E. Sinclair, Chairman & CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.